

Mail Stop 4631

October 2, 2017

<u>Via Email</u>
Mr. Daniel J. Lefaivre
Chief Financial Officer
Stantec Inc.
10160-112 Street
Edmonton, Alberta
Canada T5K 2L6

  Re: Stantec Inc.
    Form 40-F for the Year Ended December 31, 2016
    Filed February 25, 2017
    File No. 1-32562

Dear Mr. Lefaivre:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ John Cash

       John Cash
       Accounting Branch Chief

       Office of Manufacturing and
       Construction